

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

<u>Via E-mail</u>
Maria Teresa Merino de Hart
Consulate General of Peru
241 East 49th Street
New York, New York 10017

Re: Republic of Peru
         Registration Statement under Schedule B
         Filed July 15, 2015
         File No. 333-205678

         Form 18-K for Fiscal Year Ended December 31, 2014
         Filed July 15, 2015
         File No. 001-02512

Dear Ms. Merino de Hart:

        We have limited our review of your filings to the issues we have addressed in our comments. Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Schedule B</u>

<u>General</u>

1.   Please revise to expressly state that you are incorporating your Form 18-K by reference under an appropriately titled section. To the extent applicable, please revise to identify any other documents that you are incorporating by reference into the prospectus. Please also disclose the SEC file number(s) and the filing date(s).

<u>Facing Page of Registration Statement</u>

2.   We note that the SEC file number disclosed in footnote (8) to the Calculation of Registration Fee table does not match the SEC file number provided in your Rule 429 discussion. Please revise or advise.

Cover Page of Registration Statement

3.   In the second paragraph, clarify that debt issued before July 2015 is subject to a different form of collective action clause.

Indenture trustee, page 4

4.   Please clarify that the debt securities issued under the indenture are not subject to the Trust Indenture Act of 1939.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities, page 17

5.   Please delete the disclaimer of responsibility for the accuracy of information in this description.

Exhibit F

6.   Please file a new legal opinion that addresses the securities that may be offered by this registration statement and the new indenture.

Annual Report on Form 18-K

Annex A, page D-117

7.   Please revise to include the date of issue for each issue of funded debt outstanding as of the close of the last fiscal year. Please refer to Item 3 of Form 18-K.

Closing Comment

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Maria Teresa Merino de Hart
Republic of Peru
July 29, 2015
Page 3

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney

cc: Carlos Linares Peñaloza
        Director General
        Dirección General de Endeudamiento y Tesoro Público
        Ministerio de Economía y Finanzas
        Via E-mail

        José Andrés Olivares Canchari
        Director
        Dirección de Gestión de Mercados Financieros
        Dirección General de Endeudamiento y Tesoro Público
        Via E-mail